UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

MPM HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-201338	47-1756080
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

MOMENTIVE PERFORMANCE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-146093	20-5748297
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

260 Hudson River Road Waterford, NY	12188
(Address of principal executive offices)	(Zip Code)

John Kompa
Vice President, Investor Relations and Public Affairs
Phone: 614-225-2223
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

This Form SD is a combined annual report being filed separately by two registrants: MPM Holdings Inc. and Momentive Performance Materials Inc.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

MPM Holdings Inc. (“Momentive”) is a holding company that conducts substantially all of its business through its subsidiaries. Momentive’s wholly owned subsidiary, MPM Intermediate Holdings Inc. (“Intermediate Holdings”), is a holding company for its wholly owned subsidiary, Momentive Performance Materials Inc. (“MPM”) and its subsidiaries.

Momentive and MPM. (together "Company") conducted a good faith investigation in connection with the products it manufactured or contracted to be manufactured in the period from January 1 to December 31, 2017, to determine whether any products contain Conflict Minerals (defined below) and whether any Conflict Minerals are necessary to the functionality or production of said products. Conflict Minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

Based on the results of the above investigation, the Company conducted a good faith inquiry to determine whether any Conflict Minerals contained in its products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or were from recycled or scrap sources. This inquiry is described in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.

A copy of this Form SD is available on the Company’s website at www.momentive.com. Certain terms used in this report are defined in Rule 13p-1 (the “SEC Rule”) under the Securities Exchange Act of 1934, as amended, and in Form SD.

Item 1.02 - Exhibit

A Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is also available on the Company’s website at www.momentive.com.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MPM Holdings Inc.

/s/ Erick R. Asmussen	Date: May 31, 2018
Erick R. Asmussen
Chief Financial Officer (Principal Financial Officer)

Momentive Performance Materials Inc.

/s/ Erick R. Asmussen	Date: May 31, 2018
Erick R. Asmussen
Chief Financial Officer (Principal Financial Officer)